UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Advanced Disposal Services, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

00790X101

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00790X101	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highstar Capital LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 21,987,453
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 21,987,453
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,987,453
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.8%[1]
12.	TYPE OF REPORTING PERSON (see instructions) PN

[1]	This percentage is calculated based upon information provided by the Company’s transfer agent, according to which there were 88,491,194 shares of the Issuer’s Common Stock outstanding as of December 29, 2017, which was the last trading day in 2017.

CUSIP No. 00790X101	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Star Atlantic GP, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 21,987,453
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 21,987,453
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,987,453
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.8%[2]
12.	TYPE OF REPORTING PERSON (see instructions) CO

[2]	This percentage is calculated based upon information provided by the Company’s transfer agent, according to which there were 88,491,194 shares of the Issuer’s Common Stock outstanding as of December 29, 2017, which was the last trading day in 2017.

CUSIP No. 00790X101	13G	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Star Atlantic Waste Holdings, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 21,987,453
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 21,987,453
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,987,453
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.8%[3]
12.	TYPE OF REPORTING PERSON (see instructions) PN

[3]	This percentage is calculated based upon information provided by the Company’s transfer agent, according to which there were 88,491,194 shares of the Issuer’s Common Stock outstanding as of December 29, 2017, which was the last trading day in 2017.

CUSIP No. 00790X101	13G	Page 5 of 7 Pages

Item 1.

(a)	Name of Issuer Advanced Disposal Services, Inc.

(b)	Address of Issuer’s Principal Executive Offices

90 Fort Wade Road, Ponte Vedra, Florida 32081

Item 2.

(a)	Name of Person Filing

This statement is filed by:

(i)	Highstar Capital LP, a Delaware limited partnership;

(ii)	Star Atlantic GP, Inc., a Delaware corporation; and

(iii)	Star Atlantic Waste Holdings, L.P., a Delaware limited partnership.

(b)	Address of the Principal Office or, if none, residence

277 Park Avenue, 45th Floor, New York, New York 10172

(c)	Citizenship

See Item 4 of the cover pages.

(d)	Title of Class of Securities

Common Stock, $0.01 par value per share

(e)	CUSIP Number

00790X101

Item 3.

Not Applicable.

Item 4. Ownership.

This Schedule 13G filing is jointly filed in accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, by Highstar Capital LP (“Highstar”), Star Atlantic GP Inc. (“Star Atlantic GP”) and Star Atlantic Waste Holdings, L.P. (“Star Atlantic”). Highstar is a registered investment adviser. PineBridge Highstar (SPE) LLC serves as the general partner of Star Atlantic GP and has delegated management authority for Star Atlantic GP to Highstar. Highstar also serves as the investment manager for Star Atlantic. Star Atlantic is the direct holder of the shares of the Issuer’s Common Stock subject to this Schedule 13G.

CUSIP No. 00790X101	13G	Page 6 of 7 Pages

(a)	Amount beneficially owned: See responses to Item 9 of each of the cover pages.

(b)	Percent of class: See Item 11 of each of the cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each of the cover pages.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each of the cover pages.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

See response to Item 4 above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/13/2018
Date

/s/ Scott Litman
Signature

Scott Litman / Authorized Signatory of Highstar Capital LP
Name/Title

02/13/2018
Date

/s/ Scott Litman
Signature

Scott Litman / Authorized Signatory of Star Atlantic GP, Inc.
Name/Title

02/13/2018
Date

/s/ Scott Litman
Signature

Scott Litman / Authorized Signatory of Star Atlantic Waste Holdings, L.P.
Name/Title